
February 5, 2025

Nick Bhargava
Acting Chief Financial Officer
Groundfloor Yield LLC
600 Peachtree Street
Suite 810
Atlanta, Georgia 30308

   Re: Groundfloor Yield LLC
     Offering Statement on Form 1-A
     Filed January 27, 2025
     File No. 024-12530

Dear Nick Bhargava:

  We have reviewed your amended offering statement and have the following comments.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our [month, day, year] letter.

Amended Form 1-A filed January 27, 2025
Cover Page

1. We reissue prior comment 1. We note that you are offering a number of series of bonds, with different interest rates and maturities. Please state the volume of <u>each series</u> of bonds that you intend to qualify in this offering. See Rule 253(b)(4).

2. We note your response to prior comment 2 that the interest rates presented on the cover page are not ranges but are instead potential interest rates for that term to maturity with the actual interest rate disclosed to the investor upon investment. Please advise how this is consistent with Regulation A. To the extent these interest rates represent additional series of bonds, please provide allocation, consistent with the comment above, and confirm that such series will be offered continuously throughout

the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

3.   We note your response to prior comment 4 and reissue. Please provide clear disclosure that based upon the current operational business, it is not possible for Groundfloor Yield to generate net revenues. Please also explain the statement on pages 13, 23 and 26 that "the Company intends to continue financing its future activities and its working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements" in light of your response. Lastly, as previously requested, please also provide additional risk factor disclosures regarding the inability to generate net revenues and the limited availability of cash flow unique, which would make the company more susceptible to default if the loans are not repurchased by an affiliate or the loans default during the time held by your company.

Interest of Management and Others in Certain Transactions, page 45

4.   We reissue prior comment 5. Please provide clear disclosure in this section of the transactions required to be disclosed by Item 13(a) of Part II of Form 1-A. While we note your response that there were no such transactions, we note the related party payables in the financial statements as well as the disclosure in footnote one related party transactions on page F-10.

General

5.   We reissue prior comment 7. We continue to note that the website contains disclosures regarding expected returns and higher interest rate than the rates included in the offering circular. Please remove such statements, or reconcile with the interest rates on the notes being offered pursuant to this offering circular. Similarly, we note references to an auto investor account and flywheel portfolio; yet there is no disclosure of such auto invest feature in the disclosure in the offering circular. To the extent these relate to other offerings, please revise the website to provide clear disclosure of the offerings that such terms are relating. We also note that the website refers to $100 minimum to start investing; yet the minimum for this offering appears to be $10 for one note. Please reconcile.

6.   We reissue prior comment 8. Please revise the disclosure in Part I Item 4 to clearly disclose the amount sold within the last 12 months pursuant to the prior Form 1-A, the most recent post qualification amendment was qualified July 27, 2023, consistent with the revisions made to Item 6 of part I. To the extent additional sales were made after June 30, 2024, such amounts should also be reflected in both Items of Part I.

       Please contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction

cc: Brian Korn